SCHEDULE 13D

CUSIP No. 12429T104	Page 1 of 9 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

BWAY Holding Company

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

12429T104

(CUSIP Number)

Allison Bennington, Esq., ValueAct Capital, 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133
(415) 362-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12429T104	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ValueAct SmallCap Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,758,935**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,758,935**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,758,935**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON PN
*See Item 3
**See Item 2 and 5

CUSIP No. 12429T104	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON VA SmallCap Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* 00*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,758,935**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,758,935**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,758,935**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON 00 (LLC)
*See Item 3
**See Item 2 and 5

CUSIP No. 12429T104	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ValueAct SmallCap Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* 00*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,758,935**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,758,935**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,758,935**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON PN
*See Item 3
**See Item 2 and 5

CUSIP No. 12429T104	Page 5 of 9Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ValueAct SmallCap Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* 00*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,758,935**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,758,935**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,758,935**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON 00 (LLC)
*See Item 3
**See Item 2 and 5

CUSIP No. 12429T104	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Lockwood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* 00*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,758,935**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,758,935**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,758,935**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON IN
*See Item 3
**See Item 2 and 5

CUSIP No. 12429T104	Page 7 of 9 Pages

THE PURPOSE OF THIS AMENDMENT NO. 5 TO SCHEDULE 13D IS TO AMEND THE OWNERSHIP
REPORTS OF THE REPORTING PERSONS.  THE INFORMATION BELOW SUPPLEMENTS THE
INFORMATION PREVIOUSLY PROVIDED.

ITEM 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of BWAY Holding Company, a Delaware corporation (the "Issuer").  The address of the principal executive offices of the Issuer is 8607 Roberts Drive, Suite 250, Atlanta, Georgia, 30350.

ITEM 2.	Identity and Background

This statement is filed jointly by (a) ValueAct SmallCap Master Fund, L.P. ("ValueAct SmallCap Master Fund"), (b) VA SmallCap Partners, LLC ("VA SmallCap Partners"), (c) ValueAct SmallCap Management, L.P. ("ValueAct SmallCap Management"), (d) ValueAct SmallCap Management, LLC and (e) David Lockwood (collectively, the "Reporting Persons").

ValueAct SmallCap Master Fund is a limited partnership organized under the laws of the British Virgin Islands.  It has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

VA SmallCap Partners is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct SmallCap Master Fund.  It has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

ValueAct SmallCap Management is a Delaware limited partnership which renders management services to ValueAct SmallCap Master Fund.  ValueAct SmallCap Management, LLC is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct SmallCap Management.  Each has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

(a), (b) and (c).  David Lockwood is the managing member, principal owner and controlling person of VA SmallCap Partners and ValueAct SmallCap Management LLC, and such activities constitute his principal occupation.  He is referred to herein as the "Managing Member".  The Managing Member is a United States citizen and has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

(d) and (e). None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration

Not applicable in that the transaction involved the sale of, and not the acquisition of, securities.

ITEM 5.	Interest in Securities of the Issuer

(a) and (b).  Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2.  Shares reported as beneficially owned by ValueAct SmallCap Master Fund are also reported as beneficially owned by (i) ValueAct SmallCap Management as the manager of such investment partnership, (ii) ValueAct SmallCap Management LLC, as General Partner of ValueAct SmallCap Management, (iii) the Managing Member, as a controlling person of VA SmallCap Partners and ValueAct SmallCap Management LLC and (iv) VA SmallCap Partners, as General Partner of ValueAct SmallCap Master Fund.  VA SmallCap Partners, ValueAct SmallCap Management, LLC and the Managing Member also, directly or indirectly, may own interests in one or more than one of the partnerships from time to time.  Unless otherwise indicated below, by reason of such relationships ValueAct SmallCap Master Fund is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock, with VA SmallCap Partners, ValueAct SmallCap Management L.P., ValueAct SmallCap Management, LLC and the Managing Member.

CUSIP No. 12429T104	Page 8 of 9 Pages

As of the date hereof, ValueAct SmallCap Master Fund is the beneficial owner of  2,758,935 shares of Common Stock, representing approximately 12.6% of the Issuer's outstanding Common Stock.

VA SmallCap Partners, ValueAct SmallCap Management, ValueAct SmallCap Management, LLC and the Managing Member may each be deemed the beneficial owner of an aggregate of  2,758,935 shares of Common Stock, representing approximately 12.6% of the Issuer's outstanding Common Stock.

All percentages set forth in this Schedule 13D are based upon the Issuer's reported 21,979,921 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the quarter ended June 28, 2009.

(c) Since its most recent filing on Schedule 13D, the Reporting Persons sold the following shares of Common Stock in the open market:

Reporting Person	Date	Quantity	Price Per Unit
ValueAct SmallCap Master Fund, L.P.	08/13/2009	20,000	$16.15
	08/14/2009	20,000	$15.35
	08/17/2009	5,761	$15.04
	08/18/2009	20,000	$15.40
	08/19/2009	20,000	$15.54
	08/20/2009	20,000	$15.99
	08/21/2009	20,000	$16.42
	08/24/2009	20,000	$16.46
	08/25/2009	20,000	$16.42
	08/26/2009	20,000	$16.23
	08/27/2009	20,000	$15.99
	08/28/2009	20,000	$15.83

(d) and (e)  Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described elsewhere in this Report and as previously reported, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer's Common Stock which are required to be described hereunder.

ITEM 7.	Material to Be Filed as Exhibits

(1) Joint Filing Agreement

CUSIP No. 12429T104	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints David Lockwood, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

VALUEACT SMALLCAP MASTER FUND, L.P. by VA SMALLCAP PARTNERS, LLC, its General Partner

	By:	/s/ David Lockwood
Dated: September 1, 2009		David Lockwood, Managing Member

VA SMALLCAP PARTNERS, LLC

	By:	/s/ David Lockwood
Dated: September 1, 2009		David Lockwood, Managing Member

VALUEACT SMALLCAP MANAGEMENT, L.P. by VALUEACT SMALLCAP MANAGEMENT, LLC, its General Partner

	By:	/s/ David Lockwood
Dated: September 1, 2009		David Lockwood, Managing Member

VALUEACT SMALLCAP MANAGEMENT, LLC

	By:	/s/ David Lockwood
Dated: September 1, 2009		David Lockwood, Managing Member

	By:	/s/ David Lockwood
Dated: September 1, 2009		David Lockwood, Managing Member